April 25, 2023

Mindy Hooker

Anne McConnell

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Koppers Holdings Inc

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 27, 2023

File No. 1-32737

To whom it may concern:

We are providing this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 11, 2023 regarding the above referenced filing made by Koppers Holdings Inc. ("we" or the "Company"). Set forth below are the Staff's comment and our response.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

COMMENT NO. 1:

Please revise MD&A in future annual and quarterly filings to more fully address the following:

•
When you disclose and discuss multiple factors that impact your operations, quantify the impact of each factor, for example, we note you identify multiple factors that impacted net sales by segment, cost of sales, and Adjusted EBITDA by segment, such as price, volume, supply, and demand;
•
Your cost of sales discussion is only presented on a consolidated level, if applicable, discuss material factors that impact cost of sales at the segment level;
•
You disclose on page 18 that your European-based CMC business lost a substantial portion of its coal tar requirements that were previously sourced from the Russian Federation and Ukraine. If material, more fully explain the impact this had on your results of operations and how you are mitigating the loss of these sources, including the potential impact this may have on future results; and
•
You disclose that increased costs due to inflationary pressures outpaced price increases to your customers. Quantify and disclose the impact of inflationary pressures you experience and continue to update your disclosures to indicate the extent to which you are able to pass on increased costs to customers to mitigate inflationary pressures.

RESPONSE:

In accordance with the Staff's comment, we will revise MD&A in future annual and quarterly filings as follows:

•
When we disclose and discuss multiple factors that impacted our operations, we will quantify the material impacts;
•
We will discuss any material factors that impacted our cost of sales at the segment level, if applicable; and
•
To the extent material , we will more fully explain the impact the loss of coal tar requirements that previously were sourced from the Russian Federation and Ukraine had on our results of operations and how we are mitigating the loss of such sources, including the potential impact such loss may have on future results; and
•
To the extent material, we will quantify and disclose the impact of inflationary pressure we experience and continue to update our disclosure to indicate the extent to which we are able to pass on increased costs to mitigate such pressures.

COMMENT NO. 2:

We note you present Total Adjusted EBITDA Margin on pages 31 and 32 without presenting the most directly comparable GAAP measure, net income margin, with equal or greater prominence as required by Item 10(e)(l)(i)(A) of Regulation S-K. If you continue to present this non-GAAP measure, please revise future filings to fully comply with the requirements of Item 10(e) of Regulation S-K. This comment is also applicable to the presentation of this non-GAAP measure in your Earnings Releases filed under Form 8-K.

RESPONSE:

In accordance with the Staff's comment, to the extent that we continue to present Total Adjusted EBITDA Margin in future filings, we will revise such future filings and earnings releases to fully comply with the requirements of Item 10(e) of Regulation S-K.

COMMENT NO. 3:

We note your reconciliations of Adjusted EBITDA to net income on page 33 include adjustments identified as LIFO expense (benefit). Please more fully explain to us the specific nature and purpose of this adjustment. If the adjustment is essentially meant to reflect operating results on a FIFO basis rather than a LIFO basis, please revise future filings to clarify that fact. If the adjustment is something other than that, please explain to us how you determined the adjustment is appropriate based on the guidance in Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. This comment is also applicable to the non-GAAP reconciliations in your Earnings Releases filed under Form 8-K.

RESPONSE:

The adjustment specified above is to remove the entire impact of LIFO expense or benefit and effectively reflect results on a FIFO basis when arriving at Adjusted EBITDA. The exclusion of LIFO expense or benefit facilitates comparison of our current financial results to our forecasted and historical financial results because many of the factors which determine the LIFO adjustment such as inventory levels and raw material price changes are largely out of our control and cannot be accurately predicted. It also facilitates comparisons to our peer group companies' financial results. In accordance with the Staff's comment, we will revise future filings and earnings releases to clarify this fact.

Critical Accounting Policies

Goodwill and Intangible Assets, page 36

COMMENT NO. 4:

Based on your disclosures, it appears the estimated fair values of two of your reporting units result in there not being substantial headroom between the estimated fair values and carrying values. Please expand your disclosures in future filings to more fully address the following:

•
Disclose the percentages by which the estimated fair values exceed the carrying values at the date of the most recent impairment test;
•
Provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumption was determined;
•
Discuss the degree of uncertainty associated with the key assumptions and identify any material changes to your assumptions year over year, if applicable; and
•
Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

RESPONSE:

In accordance with the Staff's comment, we will expand our disclosures in future filings as follows, to the extent applicable and material:

•
We will disclose the percentages by which the estimated fair values exceed the carrying values at the date of the most recent impairment test;
•
We will provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumption was determined;
•
We will discuss the degree of uncertainty associated with the key assumptions and identify any material changes to our assumptions year over year, if applicable; and
•
We will describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate and Debt Sensitivity Analysis, page 39

COMMENT NO. 5:

Please revise future filings to also address the potential impact and risks associated with refinancing fixed rate debt in a raising interest rate environment to the extent material.

RESPONSE:

In accordance with the Staff's comment, we will revise future filings to also address the potential impact and risks associated with refinancing fixed rate debt in a raising interest rate environment to the extent material.

We would note to the Staff that the fixed rate debt referenced on page 39 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2022 consisted of $500 million aggregate principal amount of 6.00% Senior Notes due 2025 (the "Notes"), which were issued by Koppers Inc., a wholly owned subsidiary of the Company. On March 10, 2023, we issued a press release to announce the pricing and allocation of a seven-year $400 million senior secured Term Loan B (the "TLB"). That press release, which was filed as an exhibit to a Current Report on Form 8-K filed by the Company on March 10, 2023, also announced that we planned to use the proceeds borrowed under the TLB, together with borrowings under our existing revolving credit facility, to redeem all of the outstanding Notes. As disclosed in a Current Report on Form 8-K filed by the Company on April 11, 2023, Koppers Inc. completed the redemption of all of the outstanding Notes using the proceeds from the TLB together with cash on hand and proceeds from borrowings under our existing revolving credit facility. The TLB will bear interest at a rate per annum equal to, at the Company's option, adjusted Term SOFR Rate or adjusted Daily Simple SOFR, in each case plus 4.00% with a floor of 50 basis points (0.50%), or an alternate base rate plus 3.00% with a floor of 1.50%. Accordingly, we do not currently have any material fixed rate debt or any material variable rate debt that is scheduled to mature until at least 2027.

To the extent material, in future filings, we will update our discussion of interest rate risk to reflect our new debt structure.

Notes to the Consolidated Financial Statements

8. Stock-based Compensation, page 54

COMMENT NO. 6:

We note your disclosure that volatility assumptions are based on the historical volatility of your common stock and the historical volatility of certain other similar public companies. Please explain to us why you believe using other similar public companies is appropriate given that historical stock prices of your common stock have been available since your initial public offering in 2006. Refer to SAB Topic 14.D.1 and ASC 718-10-55-35 through 55-41.

RESPONSE:

For all stock option valuations listed in the table on page 54, we have only considered the historical volatility of our common stock when calculating the grant date fair value of our stock options. The reference to the historical volatility of certain other similar public companies will be removed from future filings. We also would note to the Staff that, beginning in 2023, the Company no longer is granting stock options as part of its executive compensation program.

* * *

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above-reference, please contact me at 412-227-2260 at your earliest convenience.

Sincerely,

KOPPERS HOLDINGS INC.

By: /s/ Jimmi Sue Smith

Jimmi Sue Smith

Chief Financial Officer